Filed Pursuant to Rule 424(b)(3)
Registration No. 333-198852

Prospectus Supplement No. 2

(to prospectus dated September 19, 2014)

This Prospectus Supplement No. 2 supplements and amends the prospectus dated September 19, 2014, or the Original Prospectus, and the other Prospectus Supplement thereto, dated September 19, 2014, or Prospectus Supplement No. 1, which we collectively refer to as the Prospectus. Prospectus Supplement No. 1 relates to the resale of up to an aggregate of 31,350,000 of our ordinary shares, nominal value $0.0001 per share, by the selling shareholder identified in Prospectus Supplement No. 1.

This Prospectus Supplement No. 2 should be read in conjunction with, and delivered with, the Prospectus, and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 2 supersedes the information contained in the Prospectus.

We are filing this Prospectus Supplement No. 2 to reflect the pro rata distribution of 31,350,000 of our ordinary shares by the selling shareholder identified in Prospectus Supplement No. 1 to its members. The table and related footnotes thereto appearing under the caption “Selling Shareholders” on pages S-5 and S-6 of Prospectus Supplement No. 1, is hereby amended and restated in its entirety and replaced with the table and related footnotes set forth below. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.

All information contained in the table below and the footnotes thereto is based upon information provided to us by the selling shareholders, and we have not independently verified this information. Except as set forth in the footnotes below, based upon information provided by the selling shareholders named below, to our knowledge, none of the selling shareholders, nor any of their affiliates, directors or principal equity holders (holders of 5% or more of voting equity) has held any position or office or has had any other material relationship with us (or our predecessors or affiliates) during the past three years. Unless otherwise indicated, the address for each selling shareholder is c/o Horizon Pharma plc, Adelaide Chambers, Peter Street, Dublin 8, Ireland.

Selling Shareholder	Beneficial Ownership as of September 23, 2014(1)		Maximum Number of Ordinary Shares Offered	Beneficial Ownership After the Sale of the Maximum Number of Ordinary Shares(2)
	Number	%		Number	%
Balaji Venkataraman (3)	16,586,317	15.6%	16,586,317	-	-
DFW Capital Partners (4)	4,590,231	4.3%	4,590,231	-	-
Virinder Nohria (5)	2,214,836	2.1%	2,214,836	-	-
NVTH Capital (6)	1,248,579	1.2%	1,248,579	-	-
Brian Andersen	945,495	*	945,495	-	-
Richard McElheny	945,494	*	945,494	-	-
Weichert Enterprise, LLC (7)	872,204	*	872,204	-	-
Mohun Patrick Nohria 2013 Gift Trust (8)	784,512	*	784,512	-	-
Patrick Ashe (9)	736,235	*	736,235	-	-
David Kelly (10)	675,888	*	675,888	-	-
Mary Martin	675,888	*	675,888	-	-
John Devane	368,117	*	368,117	-	-
All other selling shareholders (12 persons) (11)	706,244	*	706,204	40	*

*	Less than 1%.

(1)	The percentages in the table above are based on 106,130,396 ordinary shares outstanding as of September 19, 2014, which is the number of our ordinary shares outstanding on such date after giving effect to the consummation of the transactions contemplated by that certain Transaction Agreement and Plan of Merger, dated as of March 18, 2014, as amended, by and among us, Vidara Therapeutics Holdings LLC, Hamilton Holdings (USA), Inc., Hamilton Merger Sub Inc. and Horizon Pharma, Inc., or the Merger.

(2)	We do not know when or in what amounts the selling shareholders may offer and sell their ordinary shares. Each selling shareholder might sell all, some or none of the ordinary shares offered by this prospectus supplement and, as a result, we cannot estimate the number of ordinary shares that will be held by the respective selling shareholder after completion of the offering. However, for purposes of this table we have assumed that each selling shareholder will sell the maximum number of ordinary shares listed in the table above with respect to such selling shareholder, but not with respect to any other selling shareholder.

(3)	Includes 6,152,720 ordinary shares held by Mayura Trust A. Mayura One LLC is the trustee of the Mayura Trust A. The managing members of Mayura One LLC are Balaji Venkataraman, Christopher Graham and Christopher Manning. The beneficiaries of Mayura Trust A are Mr. Venkataraman and his descendants. Mr. Graham and Mr. Manning disclaim beneficial ownership of any ordinary shares held by Mayura Trust A. Also includes 10,433,597 ordinary shares held by Altiva Capital, LLC of which Mr. Venkataraman is the sole managing member. 78% of Altiva Capital, LLC is owned by Mayura Trust A and the remaining 22% is owned by family trusts of which Mr. Venkataraman’s wife and children are the beneficiaries and he and his wife are each trustees. Excludes 784,512 ordinary shares held by the Mohun Patrick Nohria 2013 Gift Trust (referred to in note 8 below), of which Mr. Venkataraman is a trustee, as Mr. Venkataraman disclaims beneficial ownership of such ordinary shares. Mr. Venkataraman is one of the managing members and the Executive Chairman, and beneficially owns 57.5% of the outstanding voting membership interests, of Vidara Therapeutics Holdings LLC, or Vidara Holdings, which, prior to the Merger was our sole shareholder. Prior to the Merger, Mr. Venkataraman served as (i) a member of the board of directors of our company and certain of our affiliates, including, Hamilton Merger Sub, Inc., Hamilton Holdings (USA), Inc., Aravid Limited, Vidara Therapeutics Research Limited and AGI Therapeutics Limited and (ii) the Secretary, Treasurer and Executive Chairman of our subsidiary, Vidara Therapeutics Inc. The address for Mr. Venkataraman is 13185 Owens Way, Alpharetta, GA 30004.

(4)	Includes 2,764,455 ordinary shares held by DFW Capital Partners III, L.P., or DFW III, a Delaware limited partnership, and 1,825,776 ordinary shares held by DFW-Vidara, LLC, or DFW-Vidara, a Delaware limited liability company, each of which is an affiliate of DFW Capital Partners. The principal business of DFW III is that of a private investment partnership. The general partner of DFW III is DFW III, LLC, or DFW III GP, a Delaware limited liability company. The principal business of DFW III GP is that of acting as the general partner of DFW III. The principal business of DFW-Vidara is that of a private investment company. The managing member of DFW-Vidara is Jersey Ventures, LLC, or Jersey Ventures, a Delaware limited liability company. The principal business of Jersey Ventures is serving as the managing member of DFW-Vidara and one or more other entities affiliated with DFW Capital Partners. The managers of DFW III GP, Jersey Ventures and DFW Capital Partners are Donald F. DeMuth, Keith W. Pennell and Brett L. Prager, each of whom is a citizen of the United States and each of whom disclaims beneficial ownership of the ordinary shares except to the extent of any pecuniary interest therein. Mr. DeMuth and Mr. Pennell are managing members of Vidara Holdings and DFW Capital Partners owns 25.4% of the outstanding voting membership interests of Vidara Holdings. The principal office of DFW III, DFW-Vidara, DFW III GP, Jersey Ventures and DFW Capital Partners is 300 Frank W. Burr Boulevard, Glenpointe Centre East, Suite 5, Teaneck, New Jersey 07666.

(5)	Virinder Nohria currently serves as a member of our board of directors. Prior to the Merger, Dr. Nohria served as our Chief Executive Officer and as a member of our board of directors. Dr. Nohria is also a managing member of Vidara Holdings.

(6)	Includes 1,072,315 ordinary shares held by NVTH Holdings, LLC, or NVTH Holdings, and 176,264 ordinary shares held by NVTH II Holdings, LLC, or NVTH II. NVTH Holdings is wholly owned by GCG Investors II, LP, or GCG Investors. NVTH II is wholly owned by GCG Investors II-A, LP, or GCG Investors II-A. GCG General Partner, LLC, or GCG GP, is an 18.8% owner and 13.6% owner of GCG Investors and GCG Investors II-A, respectively, and the general partner of each such entity. Greyrock Capital Group, LLC, or Greyrock, is the sole owner and the managing member of GCG GP. The managing members of Greyrock are Steven Dempsey, Mark Shufro, Stephen Etter, Todd Osburn and Tracy Perkins and each of whom disclaims beneficial ownership of the ordinary shares except to the extent of any pecuniary interest therein. The address for these entities is c/o Greyrock Capital Group, 10 Westport Rd, C204, Wilton, CT 06897.

(7)	Gerald C. Crotty, President of Weichert Enterprise, LLC, has the power to vote and dispose of these ordinary shares. Mr. Crotty disclaims beneficial ownership of these ordinary shares except to the extent of any pecuniary interest therein. The principal office of Weichert Enterprise, LLC is 1625 State Route 10, Morris Plains, NJ 07950.

(8)	The trustees of the Mohun Patrick Nohria 2013 Gift Trust, or Nohria Trust, are Balaji Venkataraman and Aashish Nohria, each of whom has the power to vote and dispose of these ordinary shares and disclaims beneficial ownership of these ordinary shares except to the extent of any pecuniary interest therein. The beneficiary of the Nohria Trust is Mohun Patrick Nohria, who is the son of Virinder Nohria, one of our directors. The address for this trust is 13185 Owens Way, Alpharetta, GA 30004.

(9)	Mr. Ashe currently serves as a member of the board of directors of certain of our subsidiaries. Prior to the Merger, Mr. Ashe served as a member of our board of directors.

(10)	Mr. Kelly currently serves as a member of the board of directors of certain of our subsidiaries. Prior to the Merger, Mr. Kelly served as a member of our board of directors, our Secretary and our Chief Accounting Officer.

(11)	Includes other selling shareholders who collectively beneficially own less than 1% of our outstanding ordinary shares.

This investment involves risks. See “Risk Factors” on page 4 of the Original Prospectus, as updated by the supplements thereto and the additional documents incorporated by reference therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement No. 2 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 2 is September 23, 2014.